news release

Zi Corporation Announces Extension of Term Credit Facility

CALGARY, AB, March 5, 2003 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that its has reached an agreement to extend its US$3.3 million secured credit facility from its March 5, 2003, maturity date to April 30, 2003. The extension is subject to definitive documentation and approvals, including applicable regulatory approvals.

"The extension of our short term credit facility positions the company for better longer term financing alternatives that we are presently pursuing" said Michael Lobsinger, Chairman and Chief Executive of Zi.

The financial terms of the loan amendment agreement will reflect an extension fee of US $132,000 payable in Zi Corporation common stock together with aggregate principal payments of US $60,000 applied to the outstanding amount of the loan.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's core technology products, eZiTap and eZiText, connect people to short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet is a new network-based platform that enables handset manufacturers and network operators to provide users with access to media rich content and information stored on a network, despite the memory restrictions of the mobile device. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:

Investor Inquiries:
Allen & Caron Inc Jill Bertotti Phone: (949) 474-4300 E-mail: jill@allencaron.com	Zi Corporation Dale Kearns, Chief Financial Officer Phone: (403) 233-8875 E-mail: investor@zicorp.com

Media Inquiries:
Allen & Caron Inc
Len Hall
Phone: (949) 474-4300
E-mail: len@allencaron.com